EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
PLIVA d.d.:
We consent to the incorporation by reference in Registration Statements Nos. 33-73696, 33-73698, 333-17349, 333-17351, 333-50356, 333-75388, 333-75390, 333-102070, 333-102072 and 333-144210 on Form S-8 of Barr Pharmaceuticals, Inc., formerly Barr Laboratories, Inc. of our report dated March 1, 2007, with respect to the consolidated balance sheet of PLIVA d.d. (a subsidiary of Barr Pharmaceuticals, Inc.) as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the period from October 25, 2006 through December 31, 2006, before the effects of any retrospective adjustments for the discontinued operations, which report appears in the Annual Report on Form 10-K of Barr Pharmaceuticals, Inc. for the year ended December 31, 2007.
/s/ KPMG Hungária Kft.
Budapest, Hungary
February 29, 2008